P.E. 1/28/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

March 25, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CDP)
Public
Availability: 3-25-15

Re: Amazon.com, Inc.
Incoming letter dated January 28, 2015

Dear Mr. Mueller:

This is in response to your letters dated January 28, 2015 and March 17, 2015 concerning the shareholder proposal submitted to Amazon by Andrew Herxheimer, Keith C. Schnip, Meredith West and Maria Strutz. We also have received a letter on the proponents' behalf dated February 25, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Lisa Lindsley
SumOfUs
lisa@sumofus.org

March 25, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 28, 2015

The proposal urges the board to report to shareholders on Amazon's process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operations and supply chain, addressing information specified in the proposal.

We are unable to concur in your view that Amazon may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights. Accordingly, we do not believe that Amazon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Amazon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Amazon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 17, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Andrew Herxheimer et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 28, 2015, we submitted a letter (the "No-Action Request") on behalf of Amazon.com, Inc. ("Amazon," or the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Andrew Herxheimer, Keith C. Schnip, Maria Strutz and Meredith West (collectively, the "Proponents"). The Proposal requests a "human rights risk assessment" consisting of a report on the Company's "process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operations and supply chain," including specifically "[a]ctual and/or potential human rights risks . . . related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements." The No-Action Request sets forth the basis for our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

On February 25, 2015, Lisa Lindsley of SumOfUs submitted a letter to the Staff on behalf of the Proponents (the "Response") responding to the No-Action Request. The Response argues that the Proposal should not be excluded pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to a significant public policy issue, and (ii) Rule 14a-8(i)(3) because the Proposal is not so vague and indefinite as to be materially false or misleading. This letter responds to certain of the arguments raised by the Response.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Response asserts that the Proposal addresses solely matters of human rights risks and the "Fact That It Touches on Employment, Product or Supplier Matters Does Not Support Exclusion" because "all of those aspects fall under the umbrella of human rights risk."[1] The Response further asserts that it is not comparable to proposals cited in the No-Action Request that "attempted to stretch the concept of human rights to cover other, additional matters."

The Proposal and the Supporting Statement repeatedly belie the Response's assertions. The Proposal specifically requests that the Company report on "[a]ctual and/or potential human rights risks identified . . . related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements." The first paragraph of the Supporting Statement indicates that the proponents are concerned with risks such as "reputational damage, project delays and disruptions, and litigation." The Supporting Statement then states that the Company's "business model exposes the company to significant human rights risks" and immediately follows that statement with (i) references to work conditions that might cause "medical problems for [the Company's] employees including heat stroke and heat exhaustion," (ii) a citation to an article in which workers complain of "blisters caused by having to walk long distances in required safety boots," and (iii) allegations of a contractor that "reneged on promised wages" and "kept migrant employees under surveillance." The Supporting Statement then cites a report alleging that the Company "does not pay a local living wage" and (as with all but four public companies that filed conflict mineral reports in 2014) was unable to trace the source of some component materials in products it contracts to manufacture. Given the specific language in the Supporting Statement, any shareholder reading the Proposal and Supporting Statement would conclude that the Proposal relates to the ordinary business issues addressed in the last clause of the Proposal and the examples cited in the Supporting Statement.

Thus, the Staff need not determine whether a proposal requesting solely a report on a company's process for comprehensively identifying and analyzing potential and actual human rights risks of a company's entire operations and supply chain might raise a

---

[1] Although the Response argues that the precedent cited in the No-Action Request is not applicable to the Proposal, it does not dispute that the Staff has consistently viewed policies concerning employees, decisions relating to products and services, and relationships with suppliers as ordinary business matters.

significant policy issue, as *this* Proposal is not so limited. In this respect, the Proposal is comparable to *General Electric Co.* (avail. Jan. 10, 2005), where the Staff concurred in the exclusion of a proposal under the ordinary business rule even though the resolution itself addressed a topic that typically was not excludable. There, the proposal requested that the company's compensation committee consider social responsibility and environmental issues as criteria in setting executive compensation, but the supporting statement addressed changing "the nature, presentation and content" of the company's films to minimize the depiction of smoking. In concurring that the *General Electric* proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Citigroup Inc.* (avail. Feb. 5, 2007) (permitting the exclusion of a proposal and supporting statement which requested that the company produce a business social responsibility report that included the company's plan to address specific public policy matters such as tax reform, litigation reform, and reform of the Sarbanes-Oxley Act of 2002); *Pfizer Inc.* (avail. Jan. 31, 2007) (same). The Staff's determination in *General Electric* is consistent with Staff Legal Bulletin No. 14 (Jul. 13, 2001), which provides that the Staff considers the specific language of each proposal, not solely the proposal's subject matter, when determining whether the proposal is excludable under Rule 14a-8.

The Response acknowledges that the Proposal relates to the Company's policies concerning its employees, decisions relating to the products and services the Company offers for sale, and the Company's relationships with suppliers; however, the Response claims that the Proposal addresses these matters "only as they relate to the overarching subject of human rights risk." As discussed below, the Response mischaracterizes the Proposal and Supporting Statement when it states that "the Proposal unambiguously addresses human rights risk, a significant social policy issue, and does not attempt to expand the definition of human rights or tack on additional, unrelated matters." The Response's attempt to distinguish the precedent cited in the No-Action Request also repeatedly fails.

The Response first attempts to distinguish the Proposal from a proposal submitted to The Walt Disney Company by asserting that the matters addressed in that proposal "went beyond the commonly understood boundaries of human rights." However, the matters addressed in the Proposal and Supporting Statement similarly address ordinary employment issues and do not fall within the traditional ambit of "human rights." *See The Walt Disney Co.* (avail. Nov. 24, 2014, *recon. denied* Jan. 5, 2015); *see also Costco Wholesale Corp.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) (same); *Deere & Co.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) (same). The *Walt Disney* proposal cited in the No-Action Request asked that the company's board of directors consider adopting anti-discrimination principles to protect employees' "human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace," noting that "the right to take part in the government of [one's] country" is included in the United Nations' Universal Declaration of Human Rights. Despite the fact that the proposal in *Walt Disney* focused on the protection of human rights (and touched upon employee matters *only in the context of human rights*), the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) because it related to policies concerning the company's employees. Similarly, the Proposal is excludable under Rule 14a-8(i)(7) because it addresses policies concerning the Company's employees that relate to the Company's ordinary business operations—namely, the use of labor contractors or temporary staffing agencies, working conditions, and wages—and is not limited to addressing a significant policy issue. As in *Walt Disney*, attempting to characterize ordinary business matters relating to employment practices as a human rights issue does not change the nature of the matters or avoid exclusion under Rule 14a-8(i)(7).

Similarly, the Response attempts to argue that the Proposal is distinguishable from that in *Bank of America Corp.* (avail. Feb. 14, 2012) by asserting that the proposal submitted to Bank of America involved employment matters outside the human rights context. Specifically, the Response notes that the proposal in *Bank of America* addressed "employees' free speech outside the context of the workplace." The *Bank of America* proposal cited in the No-Action Request asked the company to adopt employment policies, including an "Equal Employment Opportunity" policy and an "Affirmative Action Statement," to protect employees' right to engage in free speech outside of the workplace and to participate in the political process "without fear of discrimination or other repercussions on the job." Although the proposal was framed as one focused on human rights—the right to free speech outside of the workplace and the right to engage in the political process—the proposal was excludable because it related to the company's policies concerning its employees. Here, the Proposal is likewise excludable because it affects ordinary employment policies outside the traditional scope of human rights issues.

To support its claim that all of the precedent cited in the No-Action Request "involved proposals in which employment matters were considered outside the human rights context," the Response also tries to distinguish *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999). In *Wal-Mart*, the Staff concurred with the exclusion of a proposal asking the company to report on its compliance with certain practices aimed at protecting human rights because the proponents suggested that the requested report also address "[p]olicies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." The Staff indicated that "although the proposal appear[ed] to address matters outside the scope of ordinary business," a report on the company's "[p]olicies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage" related to ordinary business operations and, as a result, the proposal as a whole was excludable under Rule 14a-8(i)(7). The Response attempts to distinguish the Proposal from that in *Wal-Mart* by asserting that the "Proposal does not address wages." However, this statement is clearly incorrect, as employee wages are discussed twice in the Supporting Statement. Specifically, when providing examples of "human rights risks" facing the Company, the Supporting Statement references one report alleging that a contractor hired by the Company "reneged on promised wages," and a second report about "supply chain abuses" alleging that the Company "does not pay a local living wage." Thus, just as the proposal in *Wal-Mart* was excludable despite its focus on human rights because the Staff determined that employee wages relate to ordinary business matters, the Proposal is similarly excludable, whether or not the Proposal focuses on human rights, because the scope of the Proposal encompasses employee wages.

In addition, the Response attempts to distinguish the Proposal from *Hewlett-Packard Co.* (avail. Jan. 23, 2015), where the Staff concurred with the exclusion of a proposal requesting that the board provide a report on the company's sales of products and services to the military, police, and intelligence agencies of foreign countries, by arguing that the *Hewlett-Packard* proposal "was not limited to human rights risks or concerns." The Response elaborates on this assertion, claiming that "[m]any sales to military, police or intelligence agencies do not implicate human rights issues." However, similar to the proposal in *Hewlett-Packard*, the Proposal requests that the Company conduct an assessment that implicates not only human rights issues, but also ordinary business matters, including decisions related to employee policies, products and services offered for sale by the Company, and supplier relationships. Thus, just as the proposal in *Hewlett-Packard* was excludable because it related to the company's ordinary business operations, the Proposal is likewise excludable pursuant to Rule 14a-8(i)(7).

It is worth noting that the Response does not attempt to distinguish the Proposal from *Exxon Mobil Corp.* (avail. Mar. 6, 2012). In *Exxon*, as explained in the No-Action Request, the Staff concurred with the exclusion pursuant to Rule 14a-8(i)(7) of a proposal requesting that the company's board of directors prepare a report "discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with oil sands." In making its determination, the Staff noted that "the proposal addresses the 'economic challenges' associated with the oil sands and does not . . . focus on a significant policy issue." The Proposal similarly requests a human rights risk assessment, and the Supporting Statement asserts that "reputational damage, project delays and disruptions, and litigation" are among the risks related to human rights violations that the Proposal seeks to address. As in *Exxon*, where the Staff determined that the proposal did not focus on a significant policy issue but instead addressed certain economic challenges, the Proposal is likewise excludable because it does not focus on a significant policy issue, and instead addresses ordinary business matters such as reputational damage, project delays and disruptions, and litigation.

Finally, the Response asserts that proposals raised wholly within "the context of human rights" are not excludable under Rule 14a-8(i)(7), but the Response makes these claims without citing precedent. In particular, the Response makes the argument that "[w]hen [employment] practices are being considered in the context of human rights . . . the proposal is not excludable," but the Response does not include examples of no-action letters where the Staff has made such a determination.

As discussed above, the Response mischaracterizes the Proposal by arguing that it addresses matters "only as they relate to the overarching subject of human rights risk." Thus, the Response's argument that the Proposal may not be excluded pursuant to Rule 14a-8(i)(7) because the Proposal's "connection with employment policies, sale of products or services or relationships with suppliers is secondary to, and subsumed in, this larger topic of human rights risk" is incorrect. As discussed in the No-Action Request, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. Accordingly, the Proposal may properly be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

The Response does not respond to the analysis in the No-Action Request regarding the vague and indefinite nature of the Proposal. The Response attempts to address the argument that the term "human rights risk assessment" is impermissibly vague by explaining that the "Proposal's bulleted items" provide "guidance about the contents of a human rights risk assessment." However, as explained in the No-Action Request, the Proposal is impermissibly vague largely because of the indefinite scope of the requested human rights risk assessment and the failure of the Supporting Statement to narrow that scope. This indefinite scope is not addressed by the Response.

We continue to believe that the scope of the Proposal is impermissibly vague and indefinite. The Proposal requests that the "human rights risk assessment" cover the "potential and actual human rights risks of Amazon's entire operations and supply chain." Furthermore, the Supporting Statement notes that the Proponents believe "companies must assess the risks . . . posed by human rights practices in their operations and supply chain, *as well as by the use of their products*" (emphasis added). The Proposal involves such a wide range of considerations and implicates such a wide range of the Company's operations that shareholders would likely have very different views on what the Company must do to implement the Proposal. In particular, given the broad scope of issues addressed by the Supporting Statement—from matters affecting employee policies, such as working conditions, wages, and the Company's use of contractors, to risks arising from "reputational damage, project delays and disruptions, and litigation"—the Proposal clearly addresses issues beyond the traditional ambit of "human rights." In addition, the Proposal's request for an assessment of the "entire operations and supply chain," together with references in the Supporting Statement to the use of the Company's products by consumers and the Proponents' concerns regarding whether minerals sourced from designated countries are used in components used to produce products the Company contracts to manufacture, indicates that implementation of the Proposal could require an analysis beginning with the source of conflict minerals in components that are contracted to be manufactured, and continuing all the way through the use of products sold on the Company's website by third parties. Furthermore, it is not clear how many companies within the supply chain the Company would need to examine in order to complete the assessment, nor is it clear whether, in addition to the supply chain associated with the Company's own products, the Company would be required to analyze the supply chains of third-party sellers that offer products for sale on the Company's website. Because of the vague and indefinite scope of the Proposal as applied to the Company's business and operations, neither shareholders nor the Company will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President and Associate General Counsel, M&A, Corporate and Securities, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

ROM/ktz
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Lisa Lindsley, SumOfUs
Andrew Herxheimer
Keith C. Schnip
Maria Strutz
Meredith West

101891176.8


Sum
Of
+ Us

February 25, 2015

Via email at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Amazon.com, Inc. to omit shareholder proposal submitted by Andrew Herxheimer, Keith Schnip, Maria Strutz, and Meredith West

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Andrew Herxheimer together with co-sponsors Keith Schnip, Maria Strutz, and Meredith West (the "Proponents"), submitted a shareholder proposal (the "Proposal") to Amazon.com, Inc. ("Amazon" or the "Company"). The Proponents have authorized me to act on their behalf in matters related to the Proposal. The Proposal asks Amazon's board of directors to report to shareholders on Amazon's process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operation and supply chain (a "human rights risk assessment"), including actual or potential human rights risks related to Amazon's use of labor subcontractors, temporary staffing agencies or similar employment arrangements.

In a letter to the Division dated January 28, 2015 (the "No-Action Request"), Amazon stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Amazon claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), urging that the Proposal relates to Amazon's ordinary business operations; and Rule 14a-8(i)(3), as materially false or misleading. Because Amazon has not met its burden of proving that it is entitled to omit the Proposal in reliance on any of those exclusions, I respectfully request that its request for relief be denied.

The Proposal's Subject is Human Rights, Which is a Significant Social Policy Issue, and Thus the Fact That It Touches on Employment, Product or Supplier Matters Does Not Support Exclusion

Rule 14a-8(i)(7) permits exclusion of proposals that relate to a company's ordinary business operations, unless the Proposal concerns a "significant social policy issue." Human rights have long been generally considered by the Division to constitute a significant social policy issue. Amazon nonetheless urges that the Proposal is excludable, citing the fact that the Proposal relates to employment policies, decisions regarding products or services and relationships with suppliers. But the Proposal addresses those concerns only as they relate to the overarching subject of human rights risk, whereas the proposals in the determinations Amazon cites dealt with those topics outside the context of human rights or another significant social policy issue. Amazon's reliance on those determinations is thus misplaced.

The Proposal's focus on human rights is clear from both the resolved clause and the supporting statement. The entire Proposal centers on a request for a human rights risk assessment, which is intended to identify and analyze Amazon's human rights risks. A set of human rights principles may be used as a framework for the assessment. The concept of a human rights risk assessment, sometimes referred to as a human rights impact assessment, is well-established in the international human rights community as a valuable tool for companies to use in identifying and addressing risks from actual or potential impacts of the company's business activities. Reading the Proposal leaves no doubt that the Proposal is about human rights.

The Division has consistently declined to allow exclusion on ordinary business grounds of proposals dealing with human rights. (See, e.g., Bank of America (Feb. 29, 2008) (review the implications of company policies for human rights); Abbott Laboratories (Feb. 28, 2008) (amend human rights policy to address human right of access to medicines); Kroger Co. (Feb. 23, 2011) (adopt, implement and enforce a revised company-wide code of conduct, inclusive of suppliers and subcontractors, based on the International Labor Organization's conventions and report to shareholders)) Staff guidance has made clear that when a proposal seeks an evaluation of risk, its excludability depends on the underlying subject matter of the requested report. (Staff Legal Bulletin 14E, section B (Oct. 27, 2009))

Amazon pulls language out of the Proposal and argues that it shows the Proposal's subject to be, variously, workplace practices, the sale of products and relationships with suppliers. In the Proposal, however, all of those aspects fall under the umbrella of human rights risk. By contrast, in the determinations Amazon cites, those aspects were the proposals' primary focus, or the proposals attempted to stretch the concept of human rights to cover other, additional matters.[1]

First, Amazon urges that the Proposal deals with policies concerning its employees. Specifically, Amazon points to the fact that the Proposal asks Amazon to report on how it analyzes actual and potential risks arising from its use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements." It is true that the Staff has allowed exclusion on ordinary business grounds of proposals whose main subject is employment practices. When those practices are being considered in the context of human rights, though, the proposal is not excludable.

The Proposal does not ask Amazon to report generally on its use of labor subcontractors, staffing agencies and similar arrangement, but only on human rights exposures from those practices. The link between human rights abuses and the use of labor subcontractors or brokers is well-established. (See, e.g., Verite, *Strengthening Protections Against Trafficking in Persons in Federal and Corporate Supply Chains*, at 10 (2015) (available at http://www.state.gov/documents/organization/237137.pdf); U.N. Global Initiative to Fight Human Trafficking, "Human Trafficking: Everybody's Business," at 2 (2008) ("Multiple layers of subcontractors, recruitment agencies and labour brokers in a production chain may increase the risk of human trafficking and present major challenges for accountability.")(available at http://www.ungift.org/docs/ungift/pdf/Human_Trafficking_-_Everybodys_Business.pdf); Verite, *Corruption & Labor Trafficking in Global Supply Chains*, at 6 (Dec. 2013) ("Lack of an effective process for the selection, evaluation and oversight of recruitment agencies and labor outsourcing providers at all stages of the labor supply chain almost inevitably leads to both legal and code of conduct violations.")(available at http://www.verite.org/sites/default/files/images/WhitePaperCorruptionLaborTrafficking.pdf)

The determinations cited by Amazon all involved proposals in which employment matters were considered outside the human rights context. In The Walt Disney Co. (Nov. 24, 2014), the proposal positioned itself as addressing human

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[1] In the determinations discussed on pages 10-12 of the No-Action Request, the proposals addressed significant social policy issues such as employment discrimination, animal cruelty preparedness for terrorist attacks, as well as matters outside the scope of those significant policy issues. As a result, the Staff allowed exclusion on ordinary business grounds. Here, the Proposal deals solely with human rights risk; the Proposal seeks disclosure of risk assessment related to the use of labor subcontractors and similar arrangements only so far as human rights risk is created by those arrangements.

rights, but the specific matters enumerated in the proposal, such as participation in the political process and civic activities, went beyond the commonly understood boundaries of human rights. Similarly, in Bank of America (Feb. 14, 2014), the proposal asked for a policy addressing employees' free speech outside the context of the workplace. The proposal in Mattel (Feb. 10, 2012) asked the company to require suppliers to publish reports regarding compliance with the ICTI Code of Business Practices. The ICTI Code covered a wide range of workplace practices, including lighting/ventilation, emergency exits and safeguards on machinery, which were broader than the definition of human rights. And unlike the proposal in Wal-Mart Stores, Inc. (Mar. 15, 1999), the Proposal does not address wages.

A similar analysis applies to Amazon's argument that the proposal addresses decisions concerning products and services. In Hewlett-Packard Company (Jan. 23, 2015), the proposal asked for a report on the company's sales of products and services to the military, police and intelligence agencies of foreign countries. Although the proponent urged that such sales could result in the products being used in connection with human rights abuses, the proposal itself was not limited to human rights risks or concerns. Many sales to military, police or intelligence agencies do not implicate human rights issues. Thus, the Staff permitted exclusion.

When a proposal touches on sales of products within the larger context of human rights, exclusion has not been allowed. For example, the proposal in Yahoo, Inc. (Apr. 5, 2011), asked the company to adopt human rights principles to guide its business in China. The Staff rejected the company's argument that the proposal was excludable on ordinary business grounds as addressing sales of its products or services.

Relationships with suppliers are considered an ordinary business matter unless they are raised wholly within the context of human rights. Amazon cites many determinations involving proposals that requested company actions and/or reporting related to suppliers, such as buying more goods made in the US and choosing one supplier over another. (See No-Action Request, at 9) None of these involved human rights. Amazon's efforts to distinguish the determination in Nucor Corp. (Mar. 6, 2008) on the ground that the proposal on human rights in the company's operations and supply chain was intended to address the specific issue of slavery in Brazil is without merit. Indeed, in seeking no-action relief, Nucor did not rely on the distinction cited by Amazon but rather conceded that the proposal implicated significant policy concerns such as child labor and forced or trafficked labor. Nucor argued, as Amazon does here, that the proposal was nevertheless excludable because it related to Nucor's relationships with its suppliers. The Staff declined to grant relief.

In sum, the Proposal unambiguously addresses human rights risk, a significant social policy issue, and does not attempt to expand the definition of human rights or tack on additional, unrelated matters. Any connection with employment policies, sale of products or services or relationships with suppliers is secondary to, and subsumed in, this larger topic of human rights risk. Accordingly, exclusion on ordinary business grounds would be inappropriate.

The Proposal is Not So Vague and Indefinite as to Be Materially False or Misleading

Amazon claims that the Proposal is so vague and indefinite that neither shareholders voting on the Proposal, nor Amazon trying to implement the Proposal, would be able to tell what it requests. Amazon specifically objects that the term "human rights risk assessment" is undefined and excessively vague. A human rights risk assessment does not have a single standard template. Its contents will necessarily vary depending on the company's industry, locations of operations and supply chain and other company-specific factors that influence the human rights risks exposures the company faces.

The Proposal's bulleted items do, however, give both shareholders and Amazon guidance about the contents of a human rights risk assessment. The Proposal asks that Amazon describe the human rights principles it uses to frame its human rights risk assessment. Those principles will, be definition, shape the analysis that follows. The Proposal also seeks information on the methodology used to track and measure performance, and on consultation with relevant stakeholders in connection with the risk assessment process. Finally, the Proposal makes clear that the requested report should describe actual and/or potential human rights risks related to the use of labor subcontractors and similar arrangements. These specific items round out the picture of the report the Proposal urges Amazon to provide.

I note that the Staff has rejected vagueness challenges to human rights terms used in past proposals. In American International Group (Mar. 14, 2008), the proposal sought adoption of a policy commitment to the human right to water. AIG unsuccessfully claimed that this term was undefined and thus excessively vague. The Staff declined to grant relief.

* * *

I appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at lisa@sumofus.org or (201) 321-0301.

Very truly yours,



Lisa Lindsley
Senior Shareholder Advocacy Manager

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher
RMueller@gibsondunn.com
Andrew Herxheimer
Keith Schnip
Maria Strutz
Meredith West

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 28, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Andrew Herxheimer et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. ("Amazon," or the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Andrew Herxheimer, Keith C. Schnip, Maria Strutz and Meredith West (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests a "human rights risk assessment" consisting of a report on the Company's "process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operations and supply chain," including among other things "[a]ctual and/or potential human rights risks . . . related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements." The Supporting Statement:

- states that the Proponents believe "companies must assess the risks . . . posed by human rights practices in their operations and supply chain, *as well as by the use of their products*" (emphasis added);
- states that the Company's business model exposes the Company to "significant human rights risks" such as causing "significant medical problems for its employees including heat stroke and heat exhaustion";
- cites a *Business Week* article regarding a security contractor that the Company fired and reporting, among other things, on employees "complaining about grueling work schedules and blisters caused by having to walk long distances in required safety boots"; and
- cites a report about alleged "supply chain abuses," including that "the company does not pay a local living wage and is unable to trace the source of many component materials for products like its Kindle."

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified one of the central considerations underlying the rule to be that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

Likewise, the Proposal's request for a review of certain risks does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As the Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), in evaluating shareholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the

> proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring with the exclusion of a proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters (the economic challenges associated with oil sands)); *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (concurring with the exclusion of a proposal requesting a report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices" where the company argued that the proposal related to decisions regarding the location of company facilities and implicated its efforts to ensure ethical behavior and to oversee compliance with applicable laws, noting that "the underlying subject matter of these risks appears to involve ordinary business matters"); *The TJX Cos., Inc.* (avail. Mar. 29, 2011) (concurring with the exclusion of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareholders on the assessment, which involved ordinary business matters (tax expenses and sources of financing)); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *Lazard Ltd* (avail. Feb. 16, 2011) (same); *Pfizer Inc.* (avail. Feb. 16, 2011) (same).

Finally, the fact that a proposal may refer to human rights does not preclude the proposal from exclusion under Rule 14a-8(i)(7). In *The Walt Disney Co.* (avail. Nov. 24, 2014, *recon. denied* Jan. 5, 2015), for example, the Staff concurred with the exclusion of a proposal requesting that the board adopt anti-discrimination principles protecting employees' "human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." In making this determination, the Staff noted that the proposal was excludable as relating to the company's ordinary business operations because the proposal related to the company's "policies concerning its employees." In *PepsiCo, Inc.* (avail. Feb. 28, 2012), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting that the board adopt a corporate policy recognizing human rights and employing certain ethical standards in both private and collaborative research and development agreements. *See also Xerox Corp.* (avail. Feb. 29, 1996) (concurring with the exclusion of a proposal requesting, among other things, that the company appoint a committee to review and report to shareholders on the "adherence to basic human rights and environmental standards" of its major overseas "suppliers, affiliates and subsidiaries" because the proposal related to the company's ordinary business operations).

As with the proposals cited above, even though the Proposal seeks a report, asserts that the proposal is concerned with "risks" and references "human rights," the Proposal relates to the Company's ordinary business operations because it addresses employment staffing and compensation decisions, the Company's decisions relating to the products and services the Company offers for sale, and the Company's relationships with its suppliers. The Staff has concurred in the exclusion of proposals regarding these topics on ordinary business grounds because such proposals implicate tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for direct shareholder oversight. Accordingly, the Proposal can be excluded under Rule 14a-8(i)(7).

A. The Proposal Is Excludable Because It Relates To The Company's Policies Concerning Its Employees.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it relates to the Company's policies concerning its employees. As noted above, in *Walt Disney*, the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) as relating to a company's policies regarding its employees even when the proposal implicated employees' human rights, noting that the proposal related to the company's "policies concerning its employees." *See also Costco Wholesale Corp.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) (same); *Deere & Co.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) (same). In *Bank of America Corp.* (avail. Feb. 14, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting protection for employees engaging in free speech outside the job context because the proposal related to the company's "policies concerning its employees." Similarly, in *Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006), the Staff concurred with the exclusion of a proposal requesting that the company "bar intimidation of company employees exercising their right to freedom of association" under Rule 14a-8(i)(7) "as relating to [the company's] ordinary business operations (i.e., relations between the company and its employees)." Like the proposals in *Walt Disney*, *Costco* and *Deere*, the Proposal relates to employees' human rights. Just as the proposals in *Walt Disney*, *Costco* and *Deere* were nevertheless excludable under Rule 14a-8(i)(7) because the proposals related to the companies' policies concerning their employees, the Proposal should be excluded under Rule 14a-8(i)(7) because it relates to the Company's policies concerning its employees (namely, the Company's use of labor contractors and staffing agencies).

Similarly, notwithstanding the Proposal's reference to human rights, the Proposal addresses the Company's policies concerning its employees, including workplace conditions and wage levels, each of which the Staff repeatedly has concurred implicate a company's ordinary business matters. For example, in a similar context, in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), the Staff concurred with the exclusion of a proposal asking the company to report on its efforts to ensure that the company did not purchase from suppliers who manufactured items using forced labor, convict labor, or child labor, or who failed to comply with laws protecting employees' rights, because the proponents suggested that the requested report also address "[p]olicies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." In its no-action letter, the Staff indicated that "although the proposal appear[ed] to address matters outside the scope of ordinary business," a report on the company's "[p]olicies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage" related to ordinary business operations and, as a result, the proposal as a whole was excludable under Rule 14a-8(i)(7). *See also Mattel, Inc.* (avail. Apr. 1, 2002) (concurring with the exclusion of a proposal requesting that the company and its subcontractors pay workers an income "substantially above today's wages" because the proposal related to "ordinary business matters, (i.e., general employee compensation)").

In *Mattel, Inc.* (avail. Feb. 10, 2012), the Staff concurred with the exclusion of a proposal asking the company to require its suppliers to publish a report about compliance with the ICTI Code of Business Practices (the "ICTI Code"), a code of ethical practices with provisions related to working conditions. In concurring with the exclusion of the proposal pursuant to Rule 14a-8(i)(7), the Staff noted the company's view that the ICTI Code "has a broad scope that covers several topics that relate to the Company's ordinary business operations and are not significant policy issues." In *Xerox Corp.* (avail. Feb. 29, 1996), the Staff concurred with the exclusion under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), of a proposal requesting, among other things, that the company appoint a committee to review and report to shareholders on the "adherence to basic human rights and environmental standards" of its major overseas "suppliers, affiliates and subsidiaries" where the human rights principles cited included "provision of a safe and healthy workplace" and "a corporate culture that respects free expression consistent with legitimate business concerns." *See also Intel Corp.* (avail. Mar. 18, 1999) (concurring with the exclusion of a proposal recommending that the board implement an "Employee Bill of Rights" relating to inter-employee relations, the length of the work week, the precise time employees were to commence their work on a daily basis and the manner in which they were to otherwise fulfill their job-related responsibilities because the proposal related, in part, to the company's "ordinary business operations (i.e., management of the workforce)"); *Wal-Mart Stores, Inc.* (avail. Mar. 23, 1998) (concurring with the exclusion of a proposal requesting a report on working conditions for employees of manufacturers of company products because the proposal was "directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., primarily employment-related matters)").

Here, the Proposal states that the requested report should address "[a]ctual and/or potential human rights risks . . . related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements," and then discusses allegedly deficient working conditions and employee wages as being among the "human rights risks" that the Company should address. By encompassing employee wage levels and employee working conditions within the scope of the human rights risk assessment requested in the Proposal, the Proposal is comparable to those cited above and thus is excludable under Rule 14a-8(i)(7) because it relates to the Company's policies concerning its employees.

B. The Proposal Is Excludable Because It Addresses Decisions Concerning The Products And Services The Company Sells.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the products and services offered for sale by the Company. Indeed, by encompassing "risks . . . posed by human rights practices in their operations and supply chain, *as well as by the use of their products*," (emphasis added) implementation of the Proposal would require the Company not only to assess the risks associated with its products and services, but also to analyze risks associated with the use of the Company's products after they have been purchased.

The Staff consistently has concurred with the exclusion of proposals addressing potential abuse by purchasers of a company's products. Most recently, in *Hewlett-Packard Company* (avail. Jan. 23, 2015), the proposal requested that the company's board provide a comprehensive report on the company's sales of products and services to the military, police and intelligence agencies of foreign countries. The proposal's supporting statement asserted that, despite the company's best efforts, "its equipment or other products will be used in controversial actions raising serious human rights and ethical concerns." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because the proposal "relates to the products and services offered for sale by the company and does not focus on a significant policy issue." *Cf. Danaher Corp.* (avail. Mar. 8, 2013, *recon. denied* Mar. 20, 2013) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal that asserted that misuse of dental amalgam, a product the company manufactured, could pollute the environment, noting that the proposal related to Danaher's product development and that "[p]roposals concerning product development are generally excludable under rule 14a-8(i)(7)"). Here, the Proposal encompasses millions of products that the Company sells through its website and requests that the Company assess potential and actual human rights abuses that may arise in the use of those products. Because it addresses the activities of customers that the Company does not control, the Proposal does not raise a significant policy issue and relates to ordinary business activities involving the Company's selection of products to sell. The Staff consistently has concurred that "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the company").

As with the foregoing precedents, the Proposal relates to the products and services offered for sale by the Company because it requests a report assessing the "potential and actual human rights risks" related to the Company's "entire operations and supply chain." Furthermore, the Supporting Statement provides that "companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, *as well as by the use of their products*" (emphasis added). Such an assessment would necessarily implicate the products that the Company offers for sale. In addition, implementation of the Proposal would extend beyond decisions regarding the products and services that the Company offers for sale because the Company would need to assess risks posed by the use of the Company's products by customers, regardless of whether such uses are the intended uses of the Company's products. Because the Proposal thereby impacts decisions relating to the products and services that the Company offers for sale, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. The Proposal Is Excludable Because It Relates To The Company's Relationships With Its Suppliers.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it impacts the Company's relationships with its suppliers. In the 1998 Release, the Commission included "the retention of suppliers" in a list of examples of "tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Similarly, the Staff has long viewed decisions relating to a company's relationship with its suppliers as a matter of ordinary business. *See, e.g., Duke Energy Corp.* (avail. Jan. 24, 2011) (concurring with the exclusion of a proposal to strive to purchase a very high percentage of "Made in USA" goods and services and noting that "the proposal relates to decisions relating to supplier relationships"); *Southwest Airlines Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal regarding aircraft maintenance facilities on the basis that it related to "decisions relating to vendor relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring with the exclusion of a proposal to, in part, "stop favoring one bottler over the other" as relating, in part, to "decisions relating to vendor relationships").

As with the precedents cited above, the Proposal impacts decisions related to supplier relationships. The Proposal requests that the Board of Directors report on the Company's "process for comprehensively identifying and analyzing potential and actual human rights risks of [the Company's] entire operations and supply chain." Thus, if the Company were to implement the Proposal, the Company would be required to assess not only the risks within its own business operations, but also those within the business operations of its suppliers and other companies within the supply chain. Indeed, by citing a report alleging that the Company "is unable to trace the source of many component materials for products like its Kindle," the Supporting Statement implies that the Company would need to inquire into the identity of its suppliers' suppliers, and potentially of companies further up the supply chain, beyond what is legally required by the Commission's rules regarding conflict minerals, in order to determine the source of all materials incorporated into all of the products sold by the Company. An inquiry of this sort would impact the Company's relationship with its suppliers because it would require the Company to request detailed non-public information from each of its suppliers. In this manner, the Proposal seeks to manage the terms of the Company's relationships with its suppliers. Because the Proposal impacts decisions relating to supplier relationships, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7).

The Proposal can be distinguished from a no-action request where the Staff declined to find that a proposal seeking a report regarding human rights was excludable under Rule 14a-8(i)(7). In *Nucor Corp.* (avail. Mar. 6, 2008), a shareholder proposal requested that the board "review the company's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights." However, it is clear from the title, whereas clauses, and supporting statement of the *Nucor* proposal that the proponent sought a report addressing the issue of slavery in Brazil. Specifically, the *Nucor* proposal was titled "Modern Slavery Report," and the first sentence of the supporting statement recommended that the review include "[a] risk assessment to determine the potential for human rights abuses at the company's operations or at the operations of the company's direct and indirect suppliers, in each country where the company operates or purchases raw materials, with a particular focus on the use of child labor, or forced or trafficked labor, whether in the form of prison labor, indentured labor, bonded labor or labor persuaded by false incentives." Nearly all of the whereas clauses focused on the issue of slavery, and many addressed slavery in Brazil specifically. Indeed, in subsequent correspondence with the Staff, the proponent clearly stated: "The proposal is focused on slavery in Brazil." The company in *Nucor* argued that the proposal was excludable pursuant to Rule 14a-8(i)(7) because the proposal related to ordinary business operations (namely, supplier relations and risk assessments related to the environment or the public health). Although the Staff did not agree that the proposal could be excluded under Rule 14a-8(i)(7) in that case, the *Nucor* proposal is clearly distinguishable from the Proposal. The *Nucor* proposal specifically focuses on a singular significant policy issue, namely slavery in Brazil. In contrast, the Proposal and Supporting Statement are very broad and implicate a number of ordinary business matters beyond the human rights issues that are raised in the Supporting Statement. While both the *Nucor* proposal and the Proposal here touch upon employment and supplier issues, the employment and supplier issues implicated in *Nucor* are closely tied to slavery in Brazil, while the employment and supplier issues encompassed by the Proposal are much more open-ended. As such, the Proposal is different from the *Nucor* proposal and should be excludable under Rule 14a-8(i)(7).

D. Regardless Of Whether The Proposal Touches Upon Significant Policy Issues, The Proposal Is Excludable Because It Implicates The Company's Ordinary Business Matters.

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. Here, regardless of whether some aspects of the Proposal may touch upon a significant policy issue, the precedents cited above demonstrates that the Proposal clearly implicates aspects of the Company's ordinary business operations. Under the precedents cited above, the Proposal properly may be excluded under Rule 14a-8(i)(7).

In *Petsmart, Inc.* (avail. Mar. 24, 2011), the Staff concurred with the exclusion of a proposal requesting that the board require its suppliers to certify that they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents." The Staff stated that "[a]lthough the humane treatment of animals is a significant policy issue," it noted the company's view that the scope of the laws covered by the proposal was "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." As a result, the entire proposal was excludable as relating to the company's ordinary business operations. Likewise, in *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy issues—the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareholder value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7).

In *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting disclosure of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. The company argued that the proposal was excludable because it related to securing the company's operations from both extraordinary incidents, such as terrorism, and ordinary incidents, such as earthquakes, floods, and counterfeit merchandise. The Staff concurred that the proposal was excludable because it implicated matters relating to the company's ordinary business operations. *See also Apache Corp.* (avail. Mar. 5, 2008) (concurring with the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity because "some of the principles" related to the company's ordinary business operations); *E*Trade Group, Inc. (Bemis)* (avail. Oct. 31, 2000) (in concurring that proposal could be excluded under Rule 14a-8(i)(7), the Staff explicitly noted that "although the proposal appears to address matters outside the scope of ordinary business, [certain subparts] relate to E*TRADE's ordinary business operations").

As discussed above, numerous aspects of the Proposal implicate the Company's ordinary business operations. In this respect, the Proposal can be distinguished from the proposal considered in *Halliburton Co. (Sisters of Charity)* (avail. Mar. 9, 2009). In *Halliburton*, the proposal requested that the company review its policies related to human rights to assess where the company might need to adopt and implement additional policies. The supporting statement in *Halliburton* recommended that the review assess the risks of human rights abuses in certain locations where the company operated and potential human trafficking by the company's contractors and suppliers. The company argued primarily that the proposal related to an assessment of risks, but also cited precedents regarding proposals relating to compliance with law, maintenance of a code of ethics, and employment practices. However, in *Halliburton*, it was not clear that the proposal encompassed ordinary business matters, as opposed to focusing on significant human rights issues. Here, as discussed above, the Proposal addresses "human rights" broadly, with both the text of the Proposal and the Supporting Statement demonstrating that the Proposal addresses employment arrangements, risks arising from the products sold by the Company and the Company's entire supply chain. Thus, the Proposal here clearly addresses ordinary business operations, and therefore, regardless of whether it also touches upon significant policy issues, the Proposal may properly be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has determined that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires when vague and indefinite concepts or terms are central to the proposal. For example, in *Yahoo! Inc.* (avail. Mar. 26, 2008), the Staff concurred with the exclusion of a proposal requesting that the company "establish a new policy" for "doing business in China" with "help from China's democratic activists and human/civil rights movement" because the proposal was "vague and indefinite." The company argued that "a policy for doing business" in any country is an extensive multi-faceted undertaking, and based solely upon the little guidance contained in the proposal and supporting statement as to the nature of the requested policy, shareholders would not be able to ascertain with any certainty the nature of the requested policy. Thus, it would be "extremely likely that each stockholder could envision a different policy, and any 'policy' implemented by the [c]ompany could be significantly different from the actions envisioned by the stockholders voting on the [p]roposal."

Similarly, in *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal asking Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The proposal stated that its implementation required the company to negotiate with and encourage senior executives to relinquish their "executive pay rights" to the fullest extent possible. The company argued that "executive pay rights" was vague and undefined, and that the company's compensation program in fact consisted of numerous "executive pay rights." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" where the proposal did not define "incentives"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareholder approval for certain "senior management incentive compensation programs" where the proposal failed to define these programs and other key terms); and *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

We believe that neither shareholders nor the Company will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Like the proposal in *Yahoo!*, the Proposal does not provide specific guidance about the desired nature of the requested "human rights risk assessment." The Proposal requests that the assessment cover the "potential and actual human rights risks of Amazon's entire operations and supply chain." Thus, as with the precedents cited above, the Proposal relies on vague terms and has an indefinite scope such that neither the shareholders nor the Company can determine with reasonable certainty exactly what actions or measures the Proposal seeks with respect to the types of "human rights risks" addressed by the assessment and the extent to which the assessment must examine the policies of third parties. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President and Associate General Counsel, M&A, Corporate and Securities, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

ROM/ktz
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Lisa Lindsley, SumOfUs
Andrew Herxheimer
Keith C. Schnip
Maria Strutz
Meredith West

EXHIBIT A

Andrew Herxheimer

FISMA & OMB Memorandum M-07-16

December 9, 2014

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Zapolsky:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Amazon.com, Inc. plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to human rights risks in the operations of Amazon.com, Inc.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Amazon.com, Inc. common stock for longer than a year. A letter from Killik & Co, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Amazon.com, Inc. common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,



RESOLVED, that shareholders of Amazon.com, Inc. ("Amazon") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Amazon's process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operations and supply chain (a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Methodology used to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- Actual and/or potential human rights risks identified in the course of the human rights risk assessment related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements (or a statement that no such risks have been identified).

The report should be made available to shareholders on Amazon's website no later than August 31, 2015.

Supporting Statement

As long-term stockholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as reputational damage, project delays and disruptions, and litigation, can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Amazon's business model exposes the company to significant human rights risks. Amazon's focus on ever increasing targets and efficiency in its fulfillment centers has reportedly caused significant medical problems for its employees including heat stroke and heat exhaustion. (See http://www.salon.com/2014/02/23/worse_than_wal_mart_amazons_sick_brutality_and_secret_history_of_ruthlessly_intimidating_workers/)

In Germany, Amazon hired a contractor to manage temporary employment agency staff. The contractor allegedly reneged on promised wages, kept migrant employees under surveillance and in cramped and unsuitable accommodation and supervised employees using guards whose uniforms had neo-Nazi connotations. (See http://www.businessweek.com/articles/2013-02-

19/amazon-under-fire-over-alleged-worker-abuse-in-germany)

Amazon received a grade of D in a recent report about supply chain abuses, which alleges that the company does not pay a local living wage and is unable to trace the source of many component materials for products like its Kindle. (See https://www.baptistworldaid.org.au assets/ BehindtheBarcode/Electronics-Industry-Trends-Report-Australia.pdf)

Human rights risk assessment and reporting would help Amazon to identify and mitigate human rights risks and would allow shareholders to understand their potential impact on shareholder value.

We urge shareholders to vote for this proposal.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00193

December 11, 2014

VIA OVERNIGHT MAIL

Andrew Herxheimer

FISMA & OMB Memorandum M-07-16

Dear Mr. Herxheimer:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on December 10, 2014 your shareholder proposal regarding a report on the Company's process for identifying and analyzing human rights risks, which was submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including December 9, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule

and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 9, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

ROM/kp
Enclosures

cc: Lisa Lindsley, Sum Of Us
Mark Hoffman, Amazon.com, Inc.
Marvin Tagaban, Amazon.com, Inc.

Mr. Keith C. Schnip

FISMA & OMB Memorandum M-07-16

December 9, 2014

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Zapolsky:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Amazon.com, Inc. plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to human rights risk assessment and reporting.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Amazon.com, Inc. common stock for longer than a year. A letter from UBS, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Amazon.com, Inc. common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,



RESOLVED, that shareholders of Amazon.com, Inc. ("Amazon") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Amazon's process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operations and supply chain (a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Methodology used to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- Actual and/or potential human rights risks identified in the course of the human rights risk assessment related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements (or a statement that no such risks have been identified).

The report should be made available to shareholders on Amazon's website no later than August 31, 2015.

Supporting Statement

As long-term stockholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as reputational damage, project delays and disruptions, and litigation, can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Amazon's business model exposes the company to significant human rights risks. Amazon's focus on ever increasing targets and efficiency in its fulfillment centers has reportedly caused significant medical problems for its employees including heat stroke and heat exhaustion. (See http://www.salon.com/2014/02/23/worse_than_wal_mart_amazons_sick_brutality_and_secret_history_of_ruthlessly_intimidating_workers/)

In Germany, Amazon hired a contractor to manage temporary employment agency staff. The contractor allegedly reneged on promised wages, kept migrant employees under surveillance and in cramped and unsuitable accommodation and supervised employees using guards whose uniforms had neo-Nazi connotations. (See http://www.businessweek.com/articles/2013-02-

19/amazon-under-fire-over-alleged-worker-abuse-in-germany)

Amazon received a grade of D in a recent report about supply chain abuses, which alleges that the company does not pay a local living wage and is unable to trace the source of many component materials for products like its Kindle. (See https://www.baptistworldaid.org.au assets/ BehindtheBarcode/Electronics-Industry-Trends-Report-Australia.pdf)

Human rights risk assessment and reporting would help Amazon to identify and mitigate human rights risks and would allow shareholders to understand their potential impact on shareholder value.

We urge shareholders to vote for this proposal.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00193

December 11, 2014

VIA OVERNIGHT MAIL

Mr. Keith C. Schnip

FISMA & OMB Memorandum M-07-16

Dear Mr. Schnip:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on December 10, 2014 your shareholder proposal regarding a report on the Company's process for identifying and analyzing human rights risks, which was submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including December 9, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule

and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 9, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

ROM/kp
Enclosures

cc: Lisa Lindsley, Sum Of Us
Mark Hoffman, Amazon.com, Inc.
Marvin Tagaban, Amazon.com, Inc.


Sum
Of
+ Us

December 24, 2014

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Proof of Ownership for shareholder proposal submitted by Andrew Herxheimer, Keith Schnip, Maria Strutz, and Meredith West

Dear Mr. Zapolsky

Enclosed please find proof of ownership of Amazon.com, Inc. shares by Keith Schnip. Documentation regarding proof of ownership of Amazon.com, Inc. shares by Andrew Herxheimer, Maria Strutz, and Meredith West is being sent under separate cover.

I am advising the proponents on this issue. If you have any questions or need additional information, please contact me at lisa@sumofus.org or (201) 321-0301.

Very truly yours,

Lisa Lindsley
Senior Shareholder Advocacy Manager

cc:
Andrew Herxheimer
Keith Schnip
Maria Strutz
Meredith West



UBS Financial Services Inc.
200 South Los Robles Ave, Suite 600
Pasadena, CA 91101-4600
Tel. 626-449-1501
Toll Free 800-451-3954

www.ubs.com

December 15, 2014

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Dear Mr. Zapolsky:

UBS Financial Services Inc., a DTC participant, acts as the custodian and record owner for shares beneficially owned by Mr. Keith Schnip. As of and including December 10, 2014 UBS Financial Services Inc., has continuously held 42 shares of Amazon.com, Inc. common stock, worth at least $2,000, for over one year on behalf of Keith Schnip.

Best Regards,

Steve Crawford
Vice President – Wealth Management

UBS Financial Services Inc. is a subsidiary of UBS AG.

January 12, 2015

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Revised Proof of Ownership for shareholder proposal submitted by Andrew Herxheimer, Keith Schnip, Maria Strutz, and Meredith West

Dear Mr. Zapolsky

Enclosed please find a revised proof of ownership letter related to Amazon.com, Inc. shares owned by Keith Schnip.

I am advising the proponents on this issue. If you have any questions or need additional information, please contact me at [illegible] or (201) 321-0301.

Very truly yours,



Lisa Lindsley
Senior Shareholder Advocacy Manager

cc:
Keith Schnip



UBS Financial Services Inc.
200 South Los Robles Ave, Suite 600
Pasadena, CA 91101-4600
Tel. 626-449-1501
Toll Free 800-451-3954

www.ubs.com

January 12, 2015

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Dear Mr. Zapolsky:

UBS Financial Services Inc., a DTC participant, acts as the custodian and record owner for shares beneficially owned by Mr. Keith Schnip. Through and including December 9, 2014 UBS Financial Services Inc., has continuously held 42 shares of Amazon.com, Inc. common stock, worth at least $2,000, for over one year on behalf of Keith Schnip.

Best Regards,

Steve Crawford
Vice President – Wealth Managment

UBS Financial Services Inc. is a subsidiary of UBS AG.

Meredith West

FISMA & OMB Memorandum M-07-16

December 9, 2014

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Zapolsky:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Amazon.com, Inc. plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to human rights risks in the operations of Amazon.com, Inc.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Amazon.com, Inc. common stock for longer than a year. A letter from Charles Schwab, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Amazon.com, Inc. common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,



RESOLVED, that shareholders of Amazon.com, Inc. ("Amazon") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Amazon's process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operations and supply chain (a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Methodology used to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- Actual and/or potential human rights risks identified in the course of the human rights risk assessment related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements (or a statement that no such risks have been identified).

The report should be made available to shareholders on Amazon's website no later than August 31, 2015.

Supporting Statement

As long-term stockholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as reputational damage, project delays and disruptions, and litigation, can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Amazon's business model exposes the company to significant human rights risks. Amazon's focus on ever increasing targets and efficiency in its fulfillment centers has reportedly caused significant medical problems for its employees including heat stroke and heat exhaustion. (See http://www.salon.com/2014/02/23/worse_than_wal_mart_amazons_sick_brutality_and_secret_history_of_ruthlessly_intimidating_workers/)

In Germany, Amazon hired a contractor to manage temporary employment agency staff. The contractor allegedly reneged on promised wages, kept migrant employees under surveillance and in cramped and unsuitable accommodation and supervised employees using guards whose uniforms had neo-Nazi connotations. (See http://www.businessweek.com/articles/2013-02-

19/amazon-under-fire-over-alleged-worker-abuse-in-germany)

Amazon received a grade of D in a recent report about supply chain abuses, which alleges that the company does not pay a local living wage and is unable to trace the source of many component materials for products like its Kindle. (See https://www.baptistworldaid.org.au assets/ BehindtheBarcode/Electronics-Industry-Trends-Report-Australia.pdf)

Human rights risk assessment and reporting would help Amazon to identify and mitigate human rights risks and would allow shareholders to understand their potential impact on shareholder value.

We urge shareholders to vote for this proposal.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00193

December 11, 2014

VIA OVERNIGHT MAIL

Meredith West

FISMA & OMB Memorandum M-07-16

Dear Ms. West:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on December 10, 2014 your shareholder proposal regarding a report on the Company's process for identifying and analyzing human rights risks, which was submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including December 9, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule

and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 9, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

ROM/kp
Enclosures

cc: Lisa Lindsley, Sum Of Us
Mark Hoffman, Amazon.com, Inc.
Marvin Tagaban, Amazon.com, Inc.


Sum
Of
+ Us

December 24, 2014

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Proof of Ownership for shareholder proposal submitted by Andrew Herxheimer, Keith Schnip, Maria Strutz, and Meredith West

Dear Mr. Zapolsky

Enclosed please find proof of ownership of Amazon.com, Inc. shares by Meredith West. Documentation regarding proof of ownership of Amazon.com, Inc. shares by Andrew Herxheimer, Keith Schnip, and Maria Strutz is being sent under separate cover.

I am advising the proponents on this issue. If you have any questions or need additional information, please contact me at lisa@sumofus.org or (201) 321-0301.

Very truly yours,

Lisa Lindsley
Senior Shareholder Advocacy Manager

cc:
Andrew Herxheimer
Keith Schnip
Maria Strutz
Meredith West


charles
SCHWAB

1958 Summit Park Dr
Orlando, FL 32810

December 22, 2014

David A. Zapolsky
Sr. Vice President
General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Dear Mr. Zapolsky:

Acco***FISMA & OMB Memorandum M-07-16***
Call toll-free: 1-800-515-2157

Amazon.com (AMZN) Security Confirmation

Charles Schwab & Co. Inc., a DTC participant, acts as the custodian and record owner for shares beneficially owned by Meredith West. As of and included December 10, 2014, Charles Schwab & Co. Inc. has continuously held 15 Shares of Amazon.com, Inc.(AMZN) for over one year on behalf of Meredith West.

Best Regards,

Jeff Krummick
Team Manager – Advisor Services

Maria Strutz

FISMA & OMB Memorandum M-07-16

December 9, 2014

David A. Zapolsky
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Zapolsky:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that Amazon.com, Inc. plans to circulate to shareowners in connection with the 2015 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to human rights risks in the operations of Amazon.com, Inc.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Amazon.com, Inc. common stock for longer than a year. A letter from E*trade, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Amazon.com, Inc.common stock through the date of the 2015 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,



MARIA STRUTZ

RESOLVED, that shareholders of Amazon.com, Inc. ("Amazon") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Amazon's process for comprehensively identifying and analyzing potential and actual human rights risks of Amazon's entire operations and supply chain (a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Methodology used to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- Actual and/or potential human rights risks identified in the course of the human rights risk assessment related to (a) Amazon's use of labor contractors/subcontractors, temporary staffing agencies or similar employment arrangements (or a statement that no such risks have been identified).

The report should be made available to shareholders on Amazon's website no later than August 31, 2015.

Supporting Statement

As long-term stockholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as reputational damage, project delays and disruptions, and litigation, can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chain, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Amazon's business model exposes the company to significant human rights risks. Amazon's focus on ever increasing targets and efficiency in its fulfillment centers has reportedly caused significant medical problems for its employees including heat stroke and heat exhaustion. (See http://www.salon.com/2014/02/23/worse_than_wal_mart_amazons_sick_brutality_and_secret_history_of_ruthlessly_intimidating_workers/)

In Germany, Amazon hired a contractor to manage temporary employment agency staff. The contractor allegedly reneged on promised wages, kept migrant employees under surveillance and in cramped and unsuitable accommodation and supervised employees using guards whose uniforms had neo-Nazi connotations. (See http://www.businessweek.com/articles/2013-02-

19/amazon-under-fire-over-alleged-worker-abuse-in-germany)

Amazon received a grade of D in a recent report about supply chain abuses, which alleges that the company does not pay a local living wage and is unable to trace the source of many component materials for products like its Kindle. (See https://www.baptistworldaid.org.au assets/ BehindtheBarcode/Electronics-Industry-Trends-Report-Australia.pdf)

Human rights risk assessment and reporting would help Amazon to identify and mitigate human rights risks and would allow shareholders to understand their potential impact on shareholder value.

We urge shareholders to vote for this proposal.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00193

December 11, 2014

VIA OVERNIGHT MAIL

Maria Strutz

FISMA & OMB Memorandum M-07-16

Dear Ms. Strutz:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on December 10, 2014 your shareholder proposal regarding a report on the Company's process for identifying and analyzing human rights risks, which was submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including December 9, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting

your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 9, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 9, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

ROM/kp
Enclosures

cc: Lisa Lindsley, Sum Of Us
Mark Hoffman, Amazon.com, Inc.
Marvin Tagaban, Amazon.com, Inc.